Filed Pursuant to Rule 433

Registration Nos. 333-208503 and 333-208503-01

Ratings Free Writing Prospectus, dated July 20, 2016

Chase Issuance Trust

Issuing Entity

Chase Card Funding LLC

Depositor and Transferor

Chase Bank USA, National Association

Sponsor, Originator, Administrator and Servicer

CHASEseries

Class A(2016-4)

$400,000,000*

The depositor has prepared a preliminary prospectus subject to completion dated July 15, 2016 which describes the Class A(2016-4) notes to be issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the Class A(2016-4) notes.

Ratings

The issuing entity will issue the Class A(2016-4) notes only if they are rated by the following nationally recognized statistical rating organization as follows:

Fitch, Inc.	AAAsf**
S&P Global Ratings	AAA(sf)**

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described herein, the depositor or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

J.P. Morgan
MUFG
Wells Fargo Securities

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the sponsor, the depositor, the issuing entity and this offering, including the preliminary prospectus for these Class A(2016-4) notes dated July 15, 2016. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the sponsor, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.

*	Subject to increase.
**	An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings.